

June 7, 2012

Via E-mail
Gary A. Shiffman
Chief Executive Officer
Sun Communities, Inc.
27777 Franklin Road, Suite 200
Southfield, Michigan 48034

      Re: Sun Communities, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 23, 2012
             File No. 001-12616

Dear Mr. Shiffman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your disclosure on page F-35 regarding your failure to register shares of common stock purchased in the open market by your 401(k) plan. Please tell us the status of the rescission offer and provide us your materiality analysis.

Item 2. Properties, page 18

2.   We note that you have not provided occupancy data for your seasonal RV sites. Please explain to us why you are unable to provide this data.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Results of Operations, page 33

3.   We note that the weighted average monthly rent per site data does not include your permanent or seasonal RV sites. Please provide weighted average monthly rent per site

data for your RV sites in future Exchange Act or otherwise explain to us why such information is not material.

Real Property Operations – Same Site, page 34

4.   We note your discussion of same site communities and how such data may change from time to time. Please explain to us what you mean by such data changing based on "management discretion, significant transactions, or unique situations." In future Exchange Act periodic reports in which you present same site data and have removed properties from the same site category for reasons other than a sale of the property, please include disclosure explaining why such properties were removed from the same site portfolio.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Jeffrey Weiss